082-00305

INTERNATIONAL NORTHAIR MINES LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 May 2007

(Unaudited – Prepared by Management)

Canadian Funds

Reader's Note:

These interim consolidated financial statements for the three months ended 31 May 2007 of International Northair Mines Ltd. ("Northair" or the "Company") have been prepared by management and have not been subject to review by the Company's auditor.

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International Northair Mines Ltd.
(A Development Stage Company)

Interim Consolidated Balance Sheet

Canadian Funds– Prepared by Management

ASSETS		As at 31 May 2007 (Unaudited)		As at 28 February 2007
Current				
Cash and cash equivalents	$	1,361,543	$	780,469
Short-term deposits *(Note 5)*		78,184		673,167
Receivables		41,852		42,632
Due from related parties *(Note 14)*		116,391		95,992
Short-term investments *(Note 6)*		883,570		216,997
Prepaid expenses		27,900		880
		2,509,440		1,810,137
Property, plant and equipment *(Note 7)*		75,066		78,668
Resource property costs – *Schedule (Note 8)*		599,364		519,338
	$	3,183,870	$	2,408,143

LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	167,717	$	125,119
Capital lease obligation *(Note 9)*		6,532		8,813
		174,249		133,932

SHAREHOLDERS' EQUITY				
Share capital *(Note 10)*		22,435,677		22,435,777
Warrants *(Note 11)*		266,943		266,943
Contributed surplus *(Note 12)*		533,761		530,280
Accumulated other comprehensive income *(Note 13)*		657,098		-
Deficit		(20,883,858)		(20,958,789)
		3,009,621		2,274,211
	$	3,183,870	$	2,408,143

Commitments *(Note 17)*

ON BEHALF OF THE BOARD:

"F. G. Hewett", Director

"D. Bruce McLeod", Director

- See Accompanying Notes -

International Northair Mines Ltd.
(A Development Stage Company)

Interim Consolidated Statement of Income (Loss) and Deficit

Canadian Funds – Unaudited – Prepared by Management

		Three months ended 31 May 2007		Three months ended 31 May 2006
General and Administrative Expenses				
Office, equipment rental and general	$	53,308	$	44,652
Shareholder information and investor relations		18,865		13,216
Professional fees		18,534		9,534
Regulatory compliance and transfer agent fees		1,826		2,617
Stock-based compensation		3,481		4,384
Amortization		5,297		7,536
Administrative recoveries *(Note 14)*		(41,526)		(41,846)
Loss Before the Under-noted		(59,785)		(40,093)
Write-off of exploration costs		(84,585)		(69,758)
Gain on sale of short-term investments		141,840		412
Gain (loss) on foreign exchange		10,365		(2,324)
Gain from property option agreement		50,776		42,134
Interest and sundry		16,320		3,504
Income (loss) for the Period		74,931		(66,125)
Deficit - Beginning of period		(20,958,789)		(20,417,438)
Deficit - End of Period	$	(20,883,858)	$	(20,483,563)
Income (Loss) per Share - Basic and Diluted	$	0.00	$	(0.01)
Weighted Average Number of Shares Outstanding		19,690,272		13,087,498

International Northair Mines Ltd.
(A Development Stage Company)

Consolidated Interim Statement of Comprehensive Income (Loss)

(Canadian Funds - Unaudited – Prepared by Management)

		Three months ended 31 May 2007		Three months ended 31 May2006
Net income (loss) for the period	$	74,931	$	(66,125)
Other comprehensive income				
Unrealized gains on available-for-sale investments, net of taxes		269,692		-
Comprehensive income (loss)	$	344,623	$	(66,125)

- See Accompanying Notes -

International Northair Mines Ltd.
(A Development Stage Company)

Interim Consolidated Statement of Cash Flows

Canadian Funds – Unaudited – Prepared by Management

Cash Resources Provided By (Used In)		Three months ended 31 May 2007		Three months ended 31 May 2006
Operating Activities				
Income (loss) for the period	$	74,931	$	(66,125)
Items not affecting cash:				
Gain on sale of short-term investments		(141,840)		(412)
Gain from property option agreement		(50,776)		(42,134)
Stock-based compensation		3,481		4,384
Amortization		5,297		7,536
Write-off of exploration costs		84,585		69,758
		(24,322)		(26,993)
Changes in non-cash working capital *(Note 15)*		572,101		(153,503)
		547,779		(180,496)
Investing Activities				
Acquisition of short-term investments		-		(6,460)
Proceeds from sale of short-term investments		158,865		6,872
Acquisition of property, plant and equipment		(1,695)		(1,926)
Option payment received		-		20,000
Resource property costs		(121,494)		(112,352)
		35,676		(93,866)
Financing Activities				
Capital lease payments		(2,281)		-
Share issue costs		(100)		-
Issuance of share capital		-		8,050
		(2,381)		8,050
Net Increase (Decrease) in Cash		581,074		(266,312)
Cash position – beginning of period		780,469		682,407
Cash - End of Period	$	1,361,543	$	416,095

Schedule of Non-Cash Investing and Financing Transactions				
Shares received pursuant to a property option agreement	$	(26,500)	$	(26,000)
Resource property costs included in accounts payable	$	18,841	$	9,156

- See Accompanying Notes –

International Northair Mines Ltd.
(A Development Stage Company)

Schedule

Interim Consolidated Schedule of Resource Property Costs

Canadian Funds – Unaudited – Prepared by Management

	Acquisition Costs	Exploration Costs	Total as at 31 May 2007
Mexico			
El Reventon			
Opening balance – 28 February 2007	$ 31,384	$ 128,745	$ 160,129
Camp and general	-	16,619	16,619
Field work and travel	-	32,047	32,047
Salaries and consulting	-	25,581	25,581
Claim staking and acquisition	4,861	-	4,861
Ending balance – El Reventon	36,245	202,992	239,237
El Tesoro			
Opening balance – 28 February 2007	10,637	310,638	321,275
Concession lease payments received	-	(886)	(886)
Salaries and consulting	-	-	-
Taxes	-	-	-
Ending balance – El Tesoro	10,637	309,752	320,389
La India			
Opening balance – 28 February 2007	4,851	33,083	37,934
Field work and travel	-	379	379
Salaries and consulting	-	960	960
Taxes and option payments	465	-	465
Ending balance – La India	5,316	34,422	39,738
Sierra Rosario			
Opening balance – 28 February 2007	-	-	-
Field work and travel	-	724	724
Recoveries - Option payments (cash)	-	(25,000)	(25,000)
Recoveries - Option payments (shares)	-	(26,500)	(26,500)
Gain – property option agreement	-	50,776	50,776
Ending balance – Sierra Rosario	-	-	-
General exploration			
Opening balance – 28 February 2007	-	-	-
Assaying, camp and general	-	4,188	4,188
Field work and travel	-	19,407	19,407
Salaries and consulting	-	60,990	60,990
Write-offs	-	(84,585)	(84,585)
Ending balance – General Exploration	-	-	-
Balance – Resource Property Costs – 31 May 2007	$ 52,198	$ 547,166	$ 599,364

- See Accompanying Notes -

1. Nature of Operations

The Company is a development stage company which is engaged principally in the acquisition, exploration and development of mineral properties and in providing administration services to other companies.

2. Basis of Consolidation and Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned Mexican subsidiary, Grupo Northair de Mexico, S.A. de C.V. Inter-company balances have been eliminated upon consolidation. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements of the Company as at 28 February 2007.

3. Change in Accounting Policies

Effective March 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountants ("CICA") recommendations pertaining to financial instruments (Section 3855), which establish standards for the recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. These recommendations require that fair value be used to measure financial assets that are held for trading or available for sale, financial liabilities that are held for trading and all derivative financial instruments. Other financial assets, such as loans and receivables and investments that are held to maturity and other financial liabilities are measured at their carrying value. The main impact on the Company's financial statements was the recognition of the fair value of the short term investments which had been carried at the lower of cost or market.

Effective March 1, 2007, the Company prospectively adopted the CICA recommendations pertaining to hedges (Section 3855), which establish standards for the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses from effective hedging relationships are recorded in earnings in the same period. This change in accounting policy had no effect on the consolidated financial statements for the three months ended March 31, 2007 as the Company.

Effective March 1, 2007, the Company prospectively adopted the CICA recommendations regarding the reporting and disclosure of comprehensive income (Section 1530). Comprehensive income consists of changes in the equity of the Company from sources other than the Corporation's share owners, and includes earnings of the Company, the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains and losses on changes in fair values of available for sale assets and effective cash flow hedging instruments. Other comprehensive income comprises revenues, expenses and gains and losses that are recognized in comprehensive income but are excluded from earnings for the period. Comprehensive income is required to be disclosed in a separate statement in the consolidated financial statements.

Effective March 1, 2007, the Company prospectively adopted the CICA recommendations regarding the presentation of equity and changes in equity. These recommendations require separate presentation of the components of equity, including retained earnings, accumulated other comprehensive income, contributed surplus, share capital and reserves, and the changes therein.

4. Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, short-term deposits, accounts receivable, amounts due from related parties, accounts payable and amounts due to related parties approximates their fair value due to their short-term maturity or capacity of prompt liquidation. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

5. Short-term Deposits

Included in short-term deposits of $78,184 (28 February 2007 - $673,167) is $7,000 held for reclamation costs (28 February 2007 - $5,000) and $71,184 (28 February 2007 - $65,893) held as collateral for the corporate credit cards.

6. Short-term Investments

		May 31, 2007	February 28, 2007
Marketable Securities:			
Holdings in companies related by virtue of common directors/officers	$	**772,328**	209,397
Available-for-sale (quoted market value: March 1, 2007 - $562,490)			
Holdings in unrelated companies		**111,242**	7,600
Available-for-sale (quoted market value: March 1, 2007 - $41,914)			
	$	**883,570**	216,997

The Company prospectively adopted the CICA recommendations pertaining to financial instruments, which establish standards for the recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. These recommendations require that fair value be used to measure financial assets that are held for trading or available for sale. In accordance with the new standards, as of March 1, 2007 the Company has classified its investments as available for sale. Accordingly, investments with a book value of $216,997 were measured as of March 1, 2007 at a fair value of $604,404 which resulted in a revaluation gain of $387,406, net of tax. As of May 31, 2007, the investments were measured at a fair value of $883,570 and resulted in a revaluation gain of $269,692, net of tax. The revaluation gains have been recognized in Accumulated Other Comprehensive Income.

7. Property, Plant and Equipment

Details are as follows:

	As at 31 May 2007			As at 28 February 2007		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 161,449	$ 101,717	$ 59,732	$ 159,754	$ 97,227	$ 62,527
Equipment under capital lease	25,221	9,887	15,334	25,221	9,080	16,141
	$ 186,670	$ 111,604	$ 75,066	$ 184,975	$ 106,307	$ 78,668

8. Resource Property Costs

The write-off of exploration costs consisted of:

	For the Three Months Ending 31 May	
	2007	2006
Mexico – General exploration and property examinations	$ **84,585**	$ 69,758

Sierra Rosario, Mexico

The Company acquired, by staking, a concession in the state of Sinaloa Mexico, known as Sierra Rosario ("Rosario"). The Company has granted Sparton Resources Inc. ("Sparton") the option to acquire a 51% interest in the property by completing the following:

	Cash	Shares	Exploration Expenditures
Upon signing the agreement (received)	$ 20,000	-	$ -
On or before 11 March 2005 (received)	15,000	75,000	-
On or before 31 August 2005 (completed)	-	-	150,000
On or before 11 March 2006 (received/completed)	20,000	100,000	150,000
On or before 11 March 2007 (received/completed)	25,000	100,000	200,000
On or before 11 March 2008	50,000	-	300,000
	$ 130,000	275,000	$ 800,000

El Tesoro, Mexico

The Company has a large property position located in Pueblo Nuevo Municipality, State of Durango, Mexico, consisting of four mineral concessions known as La Lajita, Tesoro 1, Tesoro 2 and Tesoro 3, all of which were acquired by staking.

In 2005 the Company's wholly-owned subsidiary, Grupo Northair de Mexico, S.A. de C.V. ("Grupo Northair") entered into an agreement with Compania Minera San Valentin, S.A. de C.V. ("San Valentin") whereby, for up to 15 years, San Valentin may purchase the G Zone for US$200,000 and the remainder of the concessions for a further US$300,000. During the option period San Valentin must pay to Grupo Northair US$3,000 per month. Should San Valentin exercise the purchase option, Grupo Northair will retain a 49% back-in right for the G Zone. San Valentin has encountered mining dilution and ground control problems in their underground excavation on the Company's and adjacent claims. In view of the circumstances, the scheduled dates and amounts of the monthly payments have been modified. As of June 21, the Company has received a total of US$25,350. San Valentin has maintained the current modified payment schedule but it is not clear if they will be able to do so in the future.

8. Resource Property Costs - *Continued*

El Reventon, Mexico

In April 2006 the Company acquired the El Reventon project in Durango, Mexico by staking a 100% interest in certain claims and by concluding in July 2006 an option agreement for an additional concession. Under the terms of the option agreement, the Company may earn a 100% interest in the optioned concession by making payments totalling US$151,000.

La India, Mexico

In August and September 2006 the Company acquired the La India project in Durango, Mexico by staking a 100% interest in certain claims and by concluding in February 2007 an option agreement for an additional concession. Under the terms of the option agreement, the Company may earn a 100% interest in the optioned concession by making payments totalling US$171,000 over a four year period.

9. Capital Lease Obligation

The Company has equipment classified as a capital lease and the applicable cost is included in property, plant and equipment. The lease term expires in November 2007; leaving no future minimum lease payments in excess of one fiscal year.

2008		6,532
Total minimum lease payments		6,532
Less: Current portion		(6,532)
Long-term portion	$	-

10. Share Capital

Details are as follows:

	Shares		Amount
Authorized:			
Unlimited common shares without par value			
Issued and outstanding:			
Balance - 28 February 2007	19,690,272	$	22,435,777
Exercise of options	-		-
Fair value of stock options exercised	-		-
Share issue costs	-		(100)
Balance – 31 May 2007	19,690,272	$	22,435,677

10. Share Capital - *Continued*

Stock Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant up to a total of 1,705,992 options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date.

A summary of the Company's options is as follows:

	Options Outstanding		Weighted Average Exercise Price
Balance – 28 February 2007	1,385,000	$	0.43
Granted	170,000		0.30
Exercised	-		-
Cancelled	-		-
Balance – 31 May 2007	1,555,000	$	0.42

As at 31 May 2007, the stock options are outstanding:

Number	Price per Share	Expiry Date
310,000	$0.25	July 17, 2007
5,000	$0.40	June 5, 2008
500,000	$0.69	October 21, 2008
65,000	$0..40	June 17, 2009
50,000	$0..23	September 14, 2010
20,000	$0.40	April 21, 2011
385,000	$0.30	September 26, 2011
50,000	$0.32	January 24, 2012
170,000	$0.30	April 16, 2012
1,555,000	$0.42	

Stock-based Compensation

During the period ended 31 May 2007, the Company granted options to purchase up to 170,000 shares of the Company's stock to employees and non-employees of the Company at an exercise price of $0.30. A fair value of the options of $3,481 has been recorded in the Company's accounts.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three Months ended 31 May 2007
Expected dividend yield	Nil
Expected stock price volatility	64.9%
Risk free interest rate	4.12%
Expected life of options	5 years

10. Share Capital - *Continued*

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

11. Warrants

As at 31 May 2007, there were 3,642,150 warrants outstanding and exercisable at $0.40 per common share until November 24, 2007 and then at $0.50 per common share until November 24, 2008. The warrants had a Black-Scholes fair value of $266,943.

12. Contributed Surplus

Balance – 28 February 2007	$	530,280
Fair value of stock-based compensation		3,481
Fair value of stock options exercised		-
Balance - 31 May 2007	$	533,761

13. Accumulated Other Comprehensive Income

Opening balances on adoption of new accounting standards on March 1, 2007		
Unrealized gains on available for sale investments, net of taxes	$	387,406
Opening balance on adoption of new accounting standards		387,406
Other comprehensive income for the period		269,692
Accumulated other comprehensive income at May 31, 2007	$	657,098

14. Related Party Transactions

Except as disclosed elsewhere in the financial statements, related party transactions are as follows:

As at May 31, 2007, $116,391 (28 February 2007 - $95,992) due from related parties was unsecured, non-interest bearing and has no specific repayment terms.

Administrative recoveries of $41,526 (31 May 2006 - $41,846) are primarily recovered from various companies with certain directors in common.

Total salaries of $69,000 (31 May 2006 - $67,500) were paid to two directors of the Company. The Company recovered $77,490 (31 May 2006 - $73,932) based on time spent, from companies with certain directors in common.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by all the related parties.

15. Changes in Non-cash Working Capital

The change in non-cash working capital is comprised of:

	31 May 2007	31 May 2006
(Increase) decrease in:		
Short-term deposits	$ **594,983**	$ -
Receivable	**780**	(2,739)
Due from related parities	**(20,399)**	(38,616)
Prepaid expenses	**(27,020)**	(15,656)
(Decrease) increase in:		
Accounts payable and accrued liabilities	**23,757**	(8,992)
Due from related parities	**-**	(87,500)
	$ **572,101**	$ (153,503)

16. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

	Canada		Mexico		Total	
	31 May 2007	31 May 2006	**31 May 2007**	31 May 2006	**31 May 2007**	31 May 2006
Income (loss) for the period	$ **80,514**	$ (45,851)	$ **(5,583)**	$ (20,274)	$ **74,931**	$ (66,125)
Identifiable assets	$ **2,575,060**	$ 895,910	$ **608,810**	$ 380,255	$ **3,183,870**	$ 1,276,165
Administrative expenses	$ **35,565**	$ 36,521	$ **24,220**	$ 3,572	$ **59,785**	$ 40,093

17. Commitments

The Company has a lease agreement for its office space. The minimum annual commitments for rental expenses are as follows:

2008	100,131
2009	142,851
2010	135,044
2011	123,790
Total	501,816

In addition to the basic monthly rent, the Company must also pay a proportionate share of the building's operating costs and property taxes. The Company has a sub-lease agreement with Strongbow Exploration Inc. The Company may recover approximately two-thirds of the minimum annual rent commitment pursuant to this sub-lease agreement.

Form 51-102F1
Interim Management Discussion and Analysis
For
International Northair Mines Ltd.
("Northair" or the "Company")

The following management discussion and analysis (the "MD&A") of the Company has been prepared as of July 27, 2007 and is intended to supplement and complement the Company's unaudited interim consolidated financial statements for the three month periods ended May 31, 2007 and May 31, 2006. This MD&A should also be read in conjunction with the audited annual consolidated financial statements and annual MD&A for the period ended February 28, 2007. All financial information has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and all amounts disclosed are Canadian dollars unless otherwise stated.

Nature of Business

Northair is a mineral exploration company actively engaged in the acquisition, exploration and development of strategic mineral properties throughout North America with a particular focus in Mexico. The Company is listed on the TSX Venture Exchange ("TSXV") and trades under the symbol "INM". In Mexico, exploration is conducted by its wholly owned subsidiary, Grupo Northair de Mexico, S.A. de C.V. ("Grupo Northair").

In addition, Northair provides management and/or administrative services to other resource companies, including but not limited to, New Dimension Resources Ltd., Stornoway Diamond Corporation, Sherwood Copper Corporation, Tenajon Resources Corp. and Troon Ventures Ltd. (collectively referred to herein as the "Northair Group" or the "Group"). Each company within the Group is related to Northair through directors and/or officers in common. (See "Transactions with Related Parties").

Highlights for First Quarter end May 31, 2007

- Announced the identification of four significant silver bearing targets from the ongoing field program at El Reventon Project and a plan to drill two of the targets.
    - The Reventon Breccia is the priority target, where a total of 51 samples taken from the exposed breccia over an area of approximately 70 meters by 70 meters, averaged 103.9 grams per tonne silver, 0.75 percent lead and 0.79 percent zinc.
    - Los Alisos Zone, approximately 500 metres to the south, a secondary target, reported values from trenching of 88 grams per tonne silver over 15 meters.
    - La Estrella Zone, a high grade silver-gold polymetallic vein system, located two kilometres southwest of the Reventon Breccia reported twenty-four samples averaged 0.825 g/t gold and 385 g/t silver over sample widths from 0.75 to 5 meters.
    - The Portrero Zone located approximately one kilometer northeast of the Reventon Breccia contains dozens of prospects and small mine workings over an area of approximately 150 by 225 meters. The zone is being explored as a potential bulk mineable silver target with vein, stockwork and disseminated mineralization occurring in silicified diorite porphyry. A total of sixty-one samples taken from the zone average 23 grams per tonne silver over widths ranging from 1.5 to 7 meters.
- Staked an additional concession in March 2007 at El Reventon Project in the state of Durango, Mexico. Subsequent research revealed that previous staking had covered most of the area, and the Company did not complete the acquisition.

Highlights Subsequent to the First Quarter end May 31, 2007

- Completed a NQ core drilling program at El Reventon prior to the onset of the Mexican heavy rainy season. This program was the first drill test of the Reventon Breccia. Results are expected to be announced in August.

Results of Operations

Year Ended February 28, 2007
The Company's income for the three months ended May 31, 2007 (the "Current Period") was $74,931 or $0.00 per share as compared with a loss of $66,125 or $0.01 per share for the three months ended May 31, 2006 (the "Comparative Period"). A gain on the sale of investments of $141,840 was main reason for the income in the Current Period.

General and administrative expenses were approximately 50% higher in the Current Period at $59,785 compared with $40,093 in the Comparative Period due mainly to higher office costs, higher shareholder and investor relation costs and higher professional fees.

Write-off of exploration costs were $84.585 in the Current Period compared with $69,758 in the Comparative Period. These write offs pertain mainly to general exploration costs incurred in the periods which are not attributable to specific properties.

The Company sold short-term investments realizing a gain of $141,840 in the Current Period compared with a limited gain on the sale of short-term investments of $412 in the Comparative Period. In addition the Company realized increases in the gain on foreign exchange, gain from property options and interest earned as compared to the Comparative Period.

The Company sold short-term investments realizing a gain of $141,840 in the Current Period compared with a limited gain on the sale of short-term investments of $412 in the Comparative Period. As well the Company realized an increase in the gain on foreign exchange, in the gain from property options and in interest earned as compared to the Comparative Period.

Details on the geographical segments are as follows:

	Canada		Mexico		Total	
	May 31, 2007	May 31, 2006	**May 31, 2007**	May 31, 2006	**May 31, 2007**	May 31, 2006
Income (Loss) for the year	**80,514**	(45,851)	**(5,583)**	(20,274)	**74,931**	(66,125)
Identifiable assets	**2,575,060**	895,910	**608,810**	380,255	**3,183,870**	1,276,165
Administrative expenses	**35,565**	36,521	**24,220**	3,572	**59,785**	40,093

Exploration Update

Overview
The Company continues to focus its exploration efforts in Mexico, where it believes it enjoys a field advantage over many of its competitors. Utilizing its subsidiary, Grupo Northair, Northair maintains a project generation program focused within prospective mineral belts that have a good opportunity for significant discovery. The Company utilizes a strategy combining reconnaissance geological and geochemical programs combined with property solicitation and evaluation of advanced stage projects.

Current projects that evolved from this program are discussed below. Further project acquisitions are currently under consideration.

El Reventon Project
The El Reventon Project near Durango, Mexico was acquired in April 2006. The property is comprised of approximately 3,400 hectares acquired by staking and a further 60 hectares which is the subject of an option agreement. The Company may acquire a 100% interest from the optionor by making payments totaling US$151,000 over a four year period.

El Reventon is located in the municipality of Otaez, Durango and is approximately 170 kilometres northwest of the capital city of Durango. The project lies within the Sierra Madre Occidental geological province and a highly prospective mineral belt that includes the mines and districts of Bacis, Montoros, Metates, La Cienega and Topia.

The property covers a series of occurrences aligned along a northeast trending belt consisting of Upper Jurassic low grade metasedimentary rocks overlain by andesite and rhyolite volcanics belonging to the Inferior and Superior Super Groups intruded by numerous dykes and stocks. The property's initial exploration focus has been on the Reventon Breccia which contains silver and base metal mineralization in intensely altered andesite porphyry.

Outcrops of the porphyry display intense hydrothermal brecciation, with micro and macro breccia textures. The entire exposed zone has strong epithermal silica flooding and replacement within the matrix and breccia fragments. Mineralization occurs as disseminations, veining, stockworking, and aggregates of coarse pyrite, galena and sphalerite, contained within the intrusive as well as the adjacent volcanics. The exposed outcrop of the intrusive and mineralized breccia is an irregular shape with surface dimensions of approximately 70 by 70 metres. A total of 51 samples taken from the breccia averaged, 103.9 grams per tonne silver, 0.74 percent lead and 0.79 percent zinc. Company geologists believe that the Reventon Breccia could be significantly larger than currently exposed, due to extensive cover by Quaternary deposits and altered post mineral volcanics. In addition, the depth potential is considered excellent. The Company recently completed an initial drill test of the breccia.

A program of geological mapping, sampling and stream sediment sampling over the entire property continues, although it will be curtailed by the rainy season. The program has identified numerous other mineral occurrences, three of the most significant which are the Los Alisos, La Estrella and the Portrero Zones.

The Los Alisos Zone lies in close proximity to the Reventon Breccia, approximately 500 metres to the south. Recently excavated trenches reported values of 88 grams per tonne silver over 15 metres within a broader zone of anomalous silver values. Additional mechanical trenching is scheduled for the zone prior to possible drilling. The Los Alisos and Reventon Breccia zones appear to be geologically similar in that they have a comparable geochemical signature and both occur in diorite porphyry. The area between the two zones is covered by post-mineral volcanics and agglomerate; however the Los Alisos Zone may be open to the north and the east. Trenching and drilling has been recommended.

The La Estrella Zone is a recently defined high priority target for the Company. The zone is a high grade silver-gold polymetallic vein system, located two kilometres southwest of the Reventon Breccia. 24 samples taken from the zone average 0.825 grams per tonne gold and 385 grams per tonne silver over sample widths from 0.85 to 5 metres. A system of veins and stockworks ranging from approximately 1 to 15 metres in width, has been mapped and sampled in old underground workings and limited surface outcrop over a defined strike length of approximately 180 metres. The zone remains open in both strike directions. Geologic mapping indicates that La Estrella sits in a northwest striking belt of mineralization that occurs over a distance of 2.3 kilometres. This belt contains numerous old workings and further exploration is definitely warranted.

The third zone, the Portrero Zone is located approximately one kilometre northeast of the Reventon Breccia, and contains dozens of prospects and small mine workings over an area of approximately 150 by 225 metres. The zone is being explored as a potential bulk mineable silver target with vein, stockwork and disseminated mineralization occurring in silicified diorite porphyry. A total of 61 samples taken from the zone averaged 23 grams per tonne silver over widths ranging from 1.5 to 7 metres. The Portrero East Zone lies about 200 metres to the east of the main Portrero Zone, and contains high-level epithermal quartz stockwork and silica replacement in diorite porphyry exposed over an area of approximately 75 by 115 metres. Ten panel samples from this zone average 28 grams per tonne silver.

La India Project

The La India Project, located in the Sierra San Francisco approximately 140 kilometres north of the capital city of Durango, was acquired in August and September 2006.

The Company controls concessions covering approximately 1,800 hectares through staking and the option to purchase a 300 hectare privately held concession. Northair can acquire a 100 percent interest in the optioned concession by paying US$171,000 over a four-year period.

La India is an iron oxide low sulfidation gold system with mineralization occurring in an intrusive rhyolite breccia that is currently estimated to be at least 70 by 300 meters in surface exposure. During its initial field evaluation the Company took a total of 16 reconnaissance samples. The average value of these samples was 1.486 grams per tonne

gold, with a high of 10.8 grams per tonne and a low value of 0.02 grams per tonne. Samples consisted of panel grabs as well as continuous chips taken over intervals ranging from 2 to 10 metres.

The mineralized breccia zone contains hydrothermal and explosive fragments of rhyolite porphyry, cemented by a matrix of siliceous iron oxide. High density (<1 centimeters wide) stockworking quartz veinlets cut both the matrix and fragments of the breccia, which intrudes rhyolite volcanics. The area is also cut by several large regional extensional faults. Regional reconnaissance completed to date, indicates that the exploration potential distal to the known breccia is good. Two small gambusino workings have been found within the project area, but there is no evidence that the property has been examined by other modern exploration companies. The Company has completed two phases of rock chip and stream sediment sampling.

To date, 100 samples have been taken from the zone, with a global average of 0.844 g/t gold. Highlighted intervals of continuous chip sampling include 15 metres @ 2.42 grams per tonne gold, 32 metres @ 2.31 grams per tonne gold, and 48 metres @ 1.08 grams per tonne gold. The Company is in discussions with a number of companies who have expressed an interest in joint venturing the property.

Sierra Rosario Project
In April of 2002, the Company staked a concession covering the Sierra Rosario Project in the state of Sinaloa. The Sierra Rosario property lies along the western flanks of the Sierra Madre Occidental geological province approximately 40 kilometres east of Alamos, Sonora. The project was optioned to Sparton Resources Inc. in early 2004. Sparton can earn a 51 percent interest in the project by paying Northair $130,000 in cash, issuing 275,000 common shares and incurring $800,000 in exploration expenditures over a four year period. To date, the Company has received cash payments of $80,000 and 275,000 common shares of Sparton. In 2006, the project size was increased to 1,090 hectares.

Sierra Rosario contains basement rocks of Laramide age granodiorite overlain by weakly metamorphosed andesite belonging to the Lower Volcanic Complex. These rocks are overlain by Cretaceous massive limestone and calcareous sandstone, and younger rhyolite ignimbrite belonging to the Upper Volcanic Complex. Intrusive rocks consisting of intermediate porphyry dikes and a large intensely altered rhyolite porphyry are exposed at the San Rafael Zone. Northair's exploration staff discovered multiple zones of gold and silver mineralization during preliminary exploration programs. Some of these zones have small scale mine workings and there are over 100 pits within the alluvium where gambusinos have mined gold.

Northair's field programs concentrated primarily in the San Rafael Zone which contains strong epithermal silver with gold mineralization within intensely altered rhyolite porphyry having a surface expression of approximately 200 by 70 metres. First phase mapping and sampling by Northair within the San Rafael Zone returned an average of 181 grams per tonne silver and 0.321 grams per tonne gold from 23 chip channel samples.

Sparton's field programs have confirmed Northair's exploration results, and have indicated that Sierra Rosario contains numerous mineralized zones. In the fall of 2005, Sparton completed a sampling, geological mapping and geophysical survey program on the property. Each of the three separate zones of mineralization explored by Sparton, referred to as La Josca, Las Tahunas and San Rafael, is an area of historical production from small underground and open cut excavations. The La Josca and Las Tahunas zones of mineralization, which contain free gold, are at least partly responsible for the widespread placer gold occurrences in the southern portion of the property.

The work initially completed by Sparton involved electrical and magnetic geophysical surveys to systematically cover these areas as well as detailed soil sampling along the zones to extend them through overburden covered areas.

The soil sampling and geophysical surveys over the Las Tahunas Zone disclosed a distinct electrical ("VLF") anomaly approximately 200 metres long. It is located along strike with mineralization found in a trench near high grade (up to 33 grams per tonne gold) mineralization from boulders associated with the old mine workings.

Work at the La Josca Zone succeeded in extending this mineralized zone to over 1.1 kilometres in strike length. The zone is characterized by a wide pyritic gossan zone with strong silicification and quartz veining and widths from 8 to 30 metres. A moderate VLF anomaly is associated with the central 400 metre long section of the zone and is

coincident with a strong gold in soil geochemical anomaly (values over 400 parts per billion). Sparton completed an approximate 775 metre diamond drill program in 2006 to test high priority targets in the La Josca Zone. The seven holes tested a 500-metre-long portion of the 1.1 kilometre-long La Josca structure with modest results.

The San Rafael Zone remains the principal target area on the property and the geophysical work, in particular the magnetic survey, delineated a well defined magnetic anomaly associated with the San Rafael rhyolite porphyry body and also located a similar anomaly which is covered by upper volcanic series tuffs and may represent a new buried intrusion. Both skarn and structurally controlled mineralization containing barite, copper, gold, and silver are present in the area and values of up to 7.28 percent copper and 13 grams per tonne gold were obtained from samples taken from boulders in a gully below an old mine dump. Strong base/precious metal mineralization is located in a shear fracture zone east of the main rhyolite intrusive as well as in fault zones associated with rhyolite dykes in limestone on the east side of the property where there is a large multi element soil anomaly. Drilling by Sparton later in the year will be needed to evaluate these various mineralized zones.

El Tesoro Project
The El Tesoro Project, located in the state of Durango, was acquired in February of 2003. Between 2003 and 2005, Northair explored El Tesoro by field programs including geologic mapping, sampling, trenching and a twenty hole reverse circulation drill program totaling 1,832 metres. The drill program tested portions of five of the seven known gold bearing zones but did not delineate cohesive continuity of high grade gold mineralization. Consequently, the Company terminated the high cost option agreements on four privately held concessions as of March 2005. The Company continues to maintain its wholly owned concessions within the El Tesoro property, which total nearly 3,000 hectares. These concessions cover the G Zone where no drilling has been conducted, but where surface trenching returned values of 18.86 grams per tonne gold and 13.09 grams per tonne silver over 12 metres. In addition, significant gold and silver stream sediment anomalies which lie on the Company's claims to the north, south and east of known mineralization provide further potential on the wholly owned concessions. In December 2005, Grupo Northair entered into an agreement with Compania Minera San Valentin S.A de C.V., which allows San Valentin to lease the Company's remaining El Tesoro concessions.

Under the agreement, San Valentin will pay Grupo Northair US$2,000 per month for the rights to explore and mine the G Zone and US$3,000 per month for the rights for the remainder of the concessions. It is anticipated that the lease will run for a period of 15 years, during which time San Valentin has the option to purchase the G Zone for US$200,000 and the remainder of the concessions for US$300,000 for a total purchase price of US$500,000. Grupo Northair retains a back-in right for 49 percent of the G Zone if San Valentin exercises the purchase option. During the term of the lease, San Valentin will be responsible for all taxes, permitting and environmental aspects of the concessions.

San Valentin has notified the Company that it is currently mining several zones of mineralization identified by Grupo Northair, and continues exploration of the land position. Some material will be processed at San Valentin's nearby milling facility at Calaveras, Durango, for recovery of gold and silver, while other material may be heap-leached on site in the El Tesoro area. The terms of the agreement were modified commencing in April 2006 to allow San Valentin to overcome some mining problems. It is not clear if San Valentin will be able to maintain their lease.

Risks and Uncertainties

For full details on the risks and uncertainties please refer to the Company's management discussion and analysis and audited consolidated financial statements and notes and annual information form for the period ended February 28, 2007.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Northair and is derived from unaudited quarterly financial statements prepared by management.

Quarter Ended	Revenues	Income (Loss)	Income (loss) per share	Fully diluted income (loss) per share
May 31, 2007	$ Nil	$ 74,931	$ 0.00	$ 0.00
February 28, 2007	Nil	(178,196)	(0.01)	(0.01)
November 30, 2006	Nil	(180,453)	(0.01)	(0.01)
August 31, 2006	Nil	(116,577)	(0.01)	(0.01)
May 31, 2006	Nil	(66,125)	(0.01)	(0.01)
February 28, 2006	Nil	(81,968)	(0.01)	(0.01)
November 30, 2005	Nil	(145,678)	(0.01)	(0.01)
August 31, 2005	$ Nil	$ (257,552)	$ (0.02)	$ (0.02)

The quarterly results of the Company can vary for the following reasons:

- Gains or losses on the sale of short term securities.
- Exploration activities are seasonal, with less work conducted in Mexico during the summer months due to the rainy season, typically administrative expenses will decline as well.
- The write-off of resources properties.
- The Company's primary source of funding exploration activities is through the issuance of share capital. When the capital markets are depressed, the Company's activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favorable terms, the Company's activity levels and the size and scope of planned exploration projects will also increase.

Liquidity

Working capital as at May 31, 2007 was $2,335,191 as compared with $1,676,205 at February 28, 2007. The increase resulted from recording short term investments on the balance sheet at their fair value upon the adoption of the Canadian Institute of Chartered Accountants ("CICA") Section 3855 effective March 1, 2007 which requires financial assets and liabilities to be carried on the balance sheet at their fair value. See "Changes in Accounting Policies" below for a further explanation.

Cash and cash equivalents were $1,361,543 at May 31, 2007, an increase of $581,074 compared with $780,469 at February 28, 2007, as funds were transferred from short term deposits during the Current Period.

During the Current Period the Company incurred costs of $80.026 on resource properties. The majority of these funds were expended on the El Revénton property in Mexico ($79,108).

Shareholders' equity increased by $735,410 to $3,009,621 in the Current Period from $2,274,211 as at February 28, 2007. $657,098 of this increase was the result of the establishment of a new component of shareholders' equity call accumulated other comprehensive income in accordance with the adoption of CICA Section 1530 where the Company shows the gain on short term investments by carrying them at their fair value on the balance sheet, as noted above. As well, the deficit was reduced by $74,931 for the income realized in the period.

Capital Resources

The Company has no operations that generate cash flow and its long-term financial success is dependant on management's ability to discover and develop economically viable mineral deposits. Exploration is a lengthy process that can take many years and is subject to factors that are beyond the Company's control.

In order to finance the Company's exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales, from the exercise of convertible securities and, in the past, from the sale of investments. Although the Company has had past success in obtaining financing, there can be no such assurance that it will be able to obtain adequate financing in the future or that the terms of any financing will be favourable. Many factors influence the Company's ability to raise funds, including the state of the resource market

and commodities prices, the climate for mineral exploration, the Company's track record and the experience and caliber of its management.

The Company currently has sufficient financial resources to meet its administrative overhead expenses and to undertake all of its planned exploration activities for the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control. The Company intends to continue to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

The Company has a lease agreement for its office space. The minimum annual commitments for rental expenses are as follows:

2008	$	100,131
2009		142,851
2010		135,044
2011		123,790
2012		-
Total	$	501,816

In addition to the basic monthly rent, the Company must also pay a proportionate share of the building's operating costs and property taxes. The Company has a sub-lease agreement with Strongbow Exploration Inc. The Company may recover approximately two-thirds of the minimum annual rent commitment pursuant to this sub-lease agreement. In addition, the Company offsets some of this contractual obligation through administrative services agreements with other companies (see "Transactions with Related Parties").

Transactions with Related Parties

The Company provides management and/or administrative services to other resource companies, including but not limited to the Northair Group. Each company within the Northair Group is related to the Company through directors and/or officers in common.

The amounts due from (to) related parties are for expense reimbursements and are receivable from (payable to) various companies with directors in common. The amounts are non-interest bearing and are receivable (payable) within the following year, and therefore, have been classified as current. These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by all the related parties.

As at May 31, 2007, $116,391 (28 February 2007 - $95,992) due from related parties was unsecured, non-interest bearing and has no specific repayment terms.

Administrative recoveries of $41,526 in the Current Period (31 May 2006 - $41,846) are primarily recovered from various companies with certain directors in common. Salaries of $69,000 in the Current Period (31 May 2006 - $67,500) were paid to two directors of the Company. The Company recovered $77,490 (31 May 2006 - $73,932) based on time spent, from companies with certain directors in common.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and short term deposits, accounts receivable, amounts due from related parties, investments, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Changes in Accounting Policies

Effective January 1, 2007, the Company prospectively adopted the CICA recommendations pertaining to financial instruments (Section 3855), which establish standards for the recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. These recommendations require that fair value

be used to measure financial assets that are held for trading or available for sale, financial liabilities that are held for trading and all derivative financial instruments. Other financial assets, such as loans and receivables and investments that are held to maturity and other financial liabilities are measured at their carrying value. The main impact on the Company's financial statements was the recognition of the fair value of the short term investments that had been carried at the lower of cost or market.

Effective March 1, 2007, the Company prospectively adopted the CICA recommendations pertaining to hedges (Section 3865), which establish standards for the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses from effective hedging relationships are recorded in earnings in the same period. This change in accounting policy had no effect on the consolidated financial statements for the three months ended May 31, 2007.

Effective March 1, 2007, the Company prospectively adopted the CICA recommendations regarding the reporting and disclosure of comprehensive income (Section 1530). Comprehensive income consists of changes in the equity of the Company from sources other than the Company's share owners, and includes earnings of the Company, the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains and losses on changes in fair values of available for sale assets and effective cash flow hedging instruments. Other comprehensive income comprises revenues, expenses and gains and losses that are recognized in comprehensive income but are excluded from earnings for the period. Comprehensive income is disclosed in a separate statement in the consolidated financial statements.

Effective March 1, 2007, the Company prospectively adopted the CICA recommendations regarding the presentation of equity and changes in equity. These recommendations require separate presentation of the components of equity, including retained earnings, accumulated other comprehensive income, contributed surplus, share capital and reserves, and the changes therein.

There were no other changes to the Company's accounting policies during the Current Period.

Internal Controls over Financial Reporting

The Company's Certifying Officers are responsible for establishing and maintaining internal controls over financial reporting ("Internal Controls") and have designed such Internal Controls, or caused them to be designed under their supervision, which provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

In the prior year the Company had a relatively small accounting and administrative department and as such, adequate segregation of duties could have been a control issue. In the current year the Company increased the accounting and administrative group by adding the chief financial officer's position, permitting a further segregation of duties of the financial activities in the Company.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning Northair's general and administrative expenses and resource property costs is provided in the Company's Consolidated Statement of Loss and Deficit and the Consolidated Schedule of Resource Property Costs contained in its Consolidated Financial Statements for February 28, 2007 and February 28, 2006 that is available on Northair's website at www.northair.com/Northair/ or on its SEDAR Page Site accessed through www.sedar.com

Outstanding Share Data

Common Shares
Northair's authorized capital is unlimited common shares without par value. As at July 27, 2007, there were 19,690,272 common shares issued and outstanding.

Warrants
As at July 27, 2007, the Company had 3,642,150 warrants outstanding with an exercise price of $0.40 until November 24, 2007 and then $0.50 until November 24, 2008.

Options
As at July 27, 2007, the Company had 1,565,000 incentive stock options outstanding as follows:

Number	Exercise Price	Expiry Date
310,000	$ 0.25	17-Jul-2007
5,000	$ 0.40	5-Jun-2008
500,000	$ 0.69	21-Oct-2008
65,000	$ 0.40	17-Jun-2009
50,000	$ 0.23	14-Sep-2010
20,000	$ 0.40	21-Apr-2011
385,000	$ 0.30	26-Sep-2011
50,000	$ 0.32	24-Jan-2012
170,000	$ 0.30	16-April-2012
10,000	$ 0.275	06-June-2012
1,565,000	$ 0.42	

Forward-Looking Information

When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Such statements are used to describe management's future plans, objectives and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Approval

The Board of Directors of Northair has approved the disclosure contained in this Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it.

Additional Information

Additional information relating to Northair, including the Company's Annual Information Form is on SEDAR at www.sedar.com

END